FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

April 8, 2006

ITEM 3 - NEWS RELEASE

The press release was issued April 9, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

At the Company’s Annual and Special Meeting held on August 8th, 2006, the Company’s shareholders approved the Company’s proposed Plan of Arrangement.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On August 8th, 2006,the shareholders of the Company overwhelmingly approved the re-structuring plan by way of a Plan of Arrangement, which tranaction was originally proposed by the Company in November 2005. The vote was taken at the Annual and Special Meeting of shareholders held in Vancouver with 98.6% of the votes cast in favour. Completion of the Plan of Arrangement is subject to the satisfaction of certain conditions, including: court and regulatory approval, receipt of an advance tax ruling from the Canada Revenue Agency and completion of a financing by the new African focused company, CopperCo Resources Corp.

At the close of the Arrangement, subject to certain conditions noted above, shareholders of Rubicon existing at the share distribution record date will receive:

1.	In exchange for each existing Rubicon Common Share, one New Common Share of Rubicon, which will have as its assets its Red Lake projects plus approximately $10 million in cash.

2.
One share of Paragon Minerals for each 6 shares of Rubicon held. Paragon will have as its assets the Newfoundland projects currently controlled by Rubicon. As a condition of the Arrangement, Paragon is planning to carry out a non-brokered private placement financing of a minimum of $3.0MM, of which Altius Resources Ltd. has agreed to fund $1.9MM. Paragon has applied to list its shares on the TSX Venture Exchange.

3.
One share of CopperCo for approximately each 10.8 shares of Rubicon held. This ratio may decrease slightly (and thus result in Rubicon shareholders being entitled to a correspondingly greater number of CopperCo shares) if Rubicon converts a proposed convertible $1.5MM loan to Africo into Africo shares, at a 15% discount to the future Africo financing price, which price is yet to be determined. CopperCo will have as its main assets Rubicon's current shareholding in Africo Resources Ltd. (which currently constitutes 39.6% of Africo's issued shares) as well as the remaining shares of Africo not held by Rubicon. Africo has as its main asset the Kalukundi Copper-Cobalt deposit in the DRC which has recently been the subject of a positive feasibility study.

As part of the Arrangement, and subject to approval by the shareholders of Africo, the non-Rubicon shareholders of Africo will receive CopperCo shares in exchange for their Africo shares, on a 1:1 basis. CopperCo has applied to list its shares on the TSX and will change its name to Africo Resources Ltd. as part of the Arrangement.

Further details regarding the proposed arrangement are contained in the Company’s Information Circular dated July 7, 2006 which can be viewed at www.sedar.com.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 18th day of August, 2006.